


15005510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 3/6/15

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-6-15

Rachel C. Lee
EMC Corporation
lee_rachel@emc.com

Re: EMC Corporation

Dear Ms. Lee:

This is in regard to your letter dated March 6, 2015 concerning the shareholder proposal submitted by Sundar Srinivasan on behalf of Bodie Lifecycle Partnership for inclusion in EMC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that EMC therefore withdraws its February 10, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Sundar Srinivasan
Bodie Lifecycle Partnership
sundar@brooklineadvisors.com

EMC²

March 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Shareholder Proposal of Bodie Lifecycle Partnership
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated February 10, 2015, we requested that the staff of the Division of Corporation Finance concur that EMC Corporation (the "Company") could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof received from Sundar Srinivasan on behalf of Bodie Lifecycle Partnership (the "Proponent").

Enclosed as Exhibit A is correspondence with Mr. Srinivasan, a representative of the Proponent, dated March 6, 2015, in which Mr. Srinivasan withdrew the Proposal on behalf of the Proponent. In reliance on this correspondence, we hereby withdraw the February 10, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-6158.

Sincerely,



Rachel C. Lee
Associate General Counsel

Enclosure

cc: Sundar Srinivasan, Bodie Lifecycle Partnership

EXHIBIT A

March 6, 2015

Ms. Susan Permut
Senior Vice President
and Deputy General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 02494

Dear Susan,

I hereby withdraw the shareholder proposal I submitted on behalf of the Bodie Lifecycle Partnership for consideration at the 2015 Annual Meeting of Shareholders of EMC Corporation, dated and received by EMC Corporation on January 21, 2015.

Regards,



Sundar Srinivasan
Partner, Bodie Lifecycle Partnerhip

February 10, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Shareholder Proposal of Bodie Lifecycle Partnership
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Sundar Srinivasan on behalf of Bodie Lifecycle Partnership (the "Proponent"), to the extent that the Proposal was submitted pursuant to Rule 14a-8. A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because It Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

The Company may exclude the Proposal under Rule 14a-8(e)(2) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals to the Company. Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

The Company received the Proposal via facsimile at its principal executive offices on January 21, 2015, as shown in the date stamp in Exhibit A, which is 61 days after the November 21, 2014 deadline for submitting proposals as disclosed on page 85 of the Company's proxy statement filed on March 21, 2014. *See* Exhibit B. Specifically, in accordance with Rule 14a-5(e), the Company's 2014 proxy statement stated:

> **RULE 14a-8 SHAREHOLDER PROPOSALS FOR EMC'S 2015 PROXY STATEMENT**
>
> To be eligible for inclusion in EMC's Proxy Statement for the 2015 Annual Meeting of Shareholders, shareholder proposals submitted under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") must be received at EMC's principal executive offices no later than November 21, 2014. Shareholder proposals should be addressed to: EMC Corporation, 176 South Street, Hopkinton, MA 01748, Attn: Paul T. Dacier, Executive Vice President, General Counsel and Assistant Secretary, facsimile number: (508) 497-8079.

The November 21, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"),[1] as it is 120 days before the anniversary of the release date disclosed in the Company's 2014 proxy statement.[2] Rule 14a-8(e)(2) provides that

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[1] SLB 14 explains that, to calculate a shareholder proposal deadline, a company should: start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days.

[2] The introductory information of the Company's 2014 proxy statement states, "We will begin distributing these proxy materials to shareholders on or about March 21, 2014." *Available at*

the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Here, the Company's 2014 Annual Meeting of Shareholders was held on April 30, 2014, and the Company expects to hold its 2015 Annual Meeting of Shareholders on April 30, 2015. Accordingly, the 2015 Annual Meeting will not be moved by more than 30 days from the anniversary date of the 2014 Annual Meeting, and thus, the deadline for shareholder proposals set forth in the Company's 2014 proxy statement remains effective.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g., PepsiCo, Inc.* (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline). Accordingly, similar to the precedent cited above, the Proposal is excludable because it was received at the Company's principal executive offices 61 days after the November 21, 2014 deadline for submitting shareholder proposals.

The Company has not provided the Proponent with a deficiency notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide . . . notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2015 Proxy Materials because it was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the

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http://www.sec.gov/Archives/edgar/data/790070/000079007014000044/definitiveproxyforyearende.htm.

company demonstrates good cause for missing the deadline. As noted above, the Company did not receive the Proposal until January 21, 2015, substantially after the 80-day deadline. Following a conversation with the Proponent on February 5, 2015, the Proponent declined to withdraw the Proposal, despite its untimely submission. The Staff consistently has found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *American Express Co.* (Mar. 14, 2014); *Sterling Financial Corp.* (avail. Mar. 27, 2013); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *General Electric Co.* (avail. Mar. 7, 2006); *General Electric Co.* (avail. Feb. 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline). Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(e)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-6158.

Sincerely,



Rachel C. Lee
Associate General Counsel

Enclosures

cc: Sundar Srinivasan, Bodie Lifecycle Partnership

EXHIBIT A

1/21/15

Paul T. Dacier
EVP, GC and Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748
facsimile number: (508) 497-8079

Bodie Lifecycle Partnership
12 Salisbury Rd
Brookline MA 02445
617-340-7049

Dear Paul,

We would like to submit the following proposal for inclusion in EMC's 2015 Proxy Statement and to be voted on by the company's shareholders at the Annual Meeting under the terms of Section 14a-8 of the 1934 Exchange Act. Please confirm receipt by email to Sundar@brooklineadvisors.com and alert us to any deficiencies you may see. You can also reach me at 617-340-7049.

Business to bring before the meeting:

We would like to submit the following non-binding shareholder proposal for the proxy statement:

RESOLVED: EMC's Board has numerous options to remove the trading discount to the company's sum-of-the-parts valuation including 'federation friendly' options such as listing the Information Infrastructure division in a manner similar to how it chose to list VMware shares.

Statement of support: It is widely believed that EMC's trading price is significantly below the sum of its parts. This non-binding resolution gives shareholders a chance to tell Directors they want action taken to remove this discount. Furthermore it highlights that the Board has a wide range of options to attack and remove this discount ranging from a full VMware spinoff to ones more closely resembling a true federation.

Eligibility under 240.14a-8 and EMC's bylaws:

Our partnership, Bodie Lifecycle Partnership currently holds 60,000 EMC shares and has held that or a greater amount at all times in the last 12 months. The partnership expects to hold these shares through the Annual Meeting date. The partnership held the same amount of shares 60 days ago and 105,000 shares one year ago. No derivative contracts or the like are held. The partnership has no understanding or arrangement with any other persons in connection with this proposal nor any material interest beyond its status as a shareholder or proportional interest in the shares of others.

Regards,



Sundar Srinivasan

Partner, Bodie Lifecycle Partnership (BLP)

Enclosed: Interactive Brokers Communication regarding BLP EMC shareholdings

Ref# U873727 / T885015		Date/Time 2015/01/19 14:50:09
Summary Shareholder Proposal Request		Status LV1

Date/Time	Sender	Comment
2015/01/19 14:50:09	bodie765	Hello - I need a letter stating how many EMC shares I hold (60,000) and that I have held that many shares at all times over the past year. I need it pretty urgently as part of a shareholder request. I was told to send a ticket to this address. Can you send me such a note today?
2015/01/20 11:06:29	IBCS	Dear Mr. Bodie, I appreciate your inquiry. I confirm that you currently own 60,000 shares of EMC. Throughout 2014, you sold 30,000 shares on 3/21 and sold 15,000 shares on 11/5. You may view and download this information through Account Management > Reports > Activity > Statements. Feel free to reply to this ticket for any further assistance. Sincerely, Interactive Brokers
2015/01/20 13:54:58	bodie765	Hi - what I actually need is a letter stating that I have held these shares since the beginning of 2014. Can you send me one that states that the Bodie Lifecyle partnership has continuously held 60,000 shares since the beginning of 2014?
2015/01/20 16:53:28	IBCS	Dear Mr. Bodie, Per your request, I confirm that Bodie Lifecycle Partnership has continuously held at least 60,000 shares in EMC since 1/10/2014. Feel free to reply to this ticket for any further assistance. Sincerely, Bo Yuan Interactive Brokers

EXHIBIT B


EMC²

Notice of 2014 Annual Meeting of Shareholders and Proxy Statement

April 30, 2014
Hopkinton, Massachusetts

RULE 14a-8 SHAREHOLDER PROPOSALS FOR EMC'S 2015 PROXY STATEMENT

To be eligible for inclusion in EMC's Proxy Statement for the 2015 Annual Meeting of Shareholders, shareholder proposals submitted under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") must be received at EMC's principal executive offices no later than November 21, 2014. Shareholder proposals should be addressed to: EMC Corporation, 176 South Street, Hopkinton, MA 01748, Attn: Paul T. Dacier, Executive Vice President, General Counsel and Assistant Secretary, facsimile number: (508) 497-8079.

BUSINESS AND NOMINATIONS FOR EMC'S 2015 ANNUAL MEETING

Under our Bylaws, nominations for a director may be made only by the Board of Directors, a nominating committee of the Board of Directors, a person appointed by the Board of Directors or by a shareholder entitled to vote who has delivered notice to the principal executive offices of EMC (containing certain information specified in the Bylaws) (i) not less than 95 days nor more than 125 days prior to the anniversary date of the preceding year's annual meeting, or (ii) for a special meeting or an annual meeting called for a date not within thirty days before or after such anniversary date, not later than the close of business on the tenth day following the date notice of such meeting is mailed or made public, whichever is earlier.

The Bylaws also provide that no business may be brought before an annual meeting except as specified in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Board of Directors, the presiding officer or by a shareholder entitled to vote at such annual meeting who has delivered notice to the principal executive offices of EMC (containing certain information specified in the Bylaws) (i) not less than 95 days nor more than 125 days prior to the anniversary date of the preceding year's annual meeting, or (ii) for a special meeting or an annual meeting called for a date not within thirty days before or after such anniversary date, not later than the close of business on the tenth day following the date notice of such meeting is mailed or made public, whichever is earlier.

As a result, director nominations and other business submitted pursuant to these provisions of our Bylaws must be received no later than January 25, 2015 and no earlier than December 26, 2014.

A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Secretary or Assistant Secretary of EMC at 176 South Street, Hopkinton, MA 01748.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires EMC's executive officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish EMC with all copies of Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, EMC believes that during the fiscal year ended December 31, 2013, all filing requirements were complied with in a timely fashion, except that Mr. Strohm filed a Form 5 on February 14, 2014 reporting purchases in 2012 and 2013 and sales in 2013 made from a managed brokerage account without the knowledge or authorization of Mr. Strohm.

HOUSEHOLDING

If you and other residents with the same last name at your mailing address are beneficial owners of shares, your bank or brokerage firm may have sent you a notice that your household will receive only one annual report or proxy statement, as applicable, for each company in which you hold stock through that bank or brokerage firm. This practice of sending only one copy of proxy materials to each address is known as "householding." If you received a householding communication, your bank or brokerage firm will send one copy of EMC's 2014 Proxy Statement and